Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

Eros International Plc (“Eros”) and STX Filmworks, Inc., (“STX”) entered into an Agreement and Plan of Merger, dated April 17, 2020 (the “Merger Agreement”) following a period of negotiations that commenced in July of 2019. The Merger Agreement was in part based upon a preliminary, non-binding term sheet signed by Eros and STX on November 11, 2019 (the “Non-Binding Term Sheet”) in respect of a potential “merger of equals” transaction. As of July 30, 2020, pursuant to the Merger Agreement, Merger Sub, a subsidiary of Eros, merged with and into STX (the “Merger” or “Transaction”), with STX surviving as an indirect and wholly owned subsidiary of Eros. Following the Merger, Eros changed its corporate name to Eros STX Global Corporation (“Eros STX”). Eros STX, as the combined company following the Merger, is referred to herein as the “combined company” or the “Company.”

The following Unaudited Pro forma Condensed Combined Financial Statements of STX present the combination of the financial information of STX and Eros, adjusted to give effect to the Merger. The following Unaudited Pro forma Condensed Combined Financial Information has been prepared in accordance with Article 11 of Regulation S-X. The Merger is being accounted for as a reverse merger using the acquisition method with STX as the accounting acquirer in accordance with ASC 805, Business Combinations. Under this method of accounting the purchase price will be allocated to Eros’ assets acquired and liabilities assumed based upon their estimated fair values at the date of consummation of the Merger.

The total consideration for the acquisition of Eros is approximately $676.5 million, which represents the fair value of shares issued to Eros holders of approximately $521.2 million (calculated by multiplying $2.94, the average closing price of Class A shares on the NYSE from July 30, 2020 to August 3, 2020, by 177,277,956 Class A and Class B shares issued to Eros holders) and assumed short term and long-term borrowings of approximately $155.3 million. For the purposes of this Unaudited Pro Forma Condensed Combined Financial Statements, we assumed that the fair value of Class B shares approximates the fair value of Class A shares, the carrying amount of short-term borrowings approximate their estimated fair value due to the short-term maturity and long-term borrowings subject to variable rate approximate their fair value.

The Unaudited Pro forma Condensed Combined balance sheet as of June 30, 2020 combines the historical balance sheet of STX and the March 31, 2020 historical balance sheet of Eros, on a pro forma basis as if the Merger and related transactions, summarized below, had been consummated on June 30, 2020. The Unaudited Pro forma Condensed Combined statement of operations for the twelve-month period ended June 30, 2020, combines the historical statement of operations of STX for the twelve months ended June 30, 2020 and the historical statement of operations of Eros for the twelve-month period ended March 31, 2020 on a pro forma basis as if the Merger and related transactions, summarized below, had been consummated on July 1, 2019.

The historical condensed combined financial statements are presented in U.S. dollars and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The historical consolidated financial statements of Eros are presented in U.S. Dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

As described in the accompanying notes, the Unaudited Condensed Combined Pro Forma Financial Statements have been prepared using the acquisition method of accounting and the regulations of the Securities and Exchange Commission (the “SEC”). The historical financial statements have been adjusted in the Unaudited Condensed Combined Pro Forma Financial Statements to give effect to pro forma events that are (i) directly attributable to the Merger; (ii) factually supportable; and (iii) with respect to the Unaudited Pro Forma Condensed Combined Statement of Operations, expected to have a continuing impact on the combined company’s results.

The Unaudited Pro Forma Condensed Combined Financial Statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the Unaudited Condensed Combined Pro Forma Financial Statements;

•	the historical unaudited financial statements of STX as of and for the three months ended June 30, 2020 and the related notes, attached as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, submitted to the United States Securities and Exchange Commission (the “SEC”) on December 16, 2020;

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•	the historical audited financial statements of STX as of and for the year ended September 30, 2019 and the related notes, included in the Company’s Transition Report on Form 20-F, submitted to the SEC on October 30, 2020;

•	STX’s audited balance sheet as of March 31, 2020 and the audited consolidated statement of operations for the six months ended March 31, 2020 and the related notes, included in the Company’s Transition Report on Form 20-F, submitted to the SEC on October 30, 2020;

•	the historical audited financial statements of Eros as of and for the year ended March 31, 2020 and the related notes, included in Eros’ Annual Report on Form 20-F, submitted to the SEC on July 30, 2020;

•	other information relating to the Merger, STX and Eros contained in (i) Eros’ Annual Report on Form 20-F, submitted to the SEC on July 30, 2020, including the Merger Agreement and the description of certain terms thereof set forth in the section entitled “Item 2—Additional Information—Material contracts” and (ii) the Company’s Report of Foreign Private Issuer on Form 6-K, submitted to the SEC on August 4, 2020.

The Unaudited Pro forma Condensed Combined Statement of Operations exclude non-recurring items, which are directly related to the Merger. Additionally, certain pro forma adjustments have been made to the historical consolidated Eros financial statements in order to (i) convert them from IFRS to U.S. GAAP; and (ii) conform their accounting and presentation policies to those applied by STX.

Under the acquisition method of accounting, the total acquisition consideration, calculated as described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements, has been preliminarily allocated to the net tangible and intangible assets acquired and liabilities assumed based on their estimated fair values with the excess allocated to goodwill. Since the Unaudited Condensed Combined Pro Forma Financial Statements have been prepared based on preliminary acquisition consideration and fair values attributable to the Merger, the actual amounts recorded for the Merger will likely differ from the information presented, and any differences may be material. The estimation and allocation of acquisition consideration is subject to change pending further review of the fair value of the assets acquired and liabilities assumed. A final determination of fair values will be based on the actual net tangible and intangible assets and liabilities of Eros once the final valuation is completed.

The Unaudited Condensed Combined Pro Forma Financial Statements do not reflect the realization of any expected cost savings or other synergies from the Merger, including cost savings initiatives planned subsequent to the completion of the Merger. Although management believes such cost savings and other synergies will be realized following the Merger, there can be no assurance that these cost savings or any synergies will be achieved in full or at all.

The Unaudited Condensed Combined Pro Forma Financial Statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of the Company would have been had the Merger occurred on the dates assumed, nor do they purport to be indicative of future consolidated results of operations or consolidated financial position.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2020

(in thousands)

	STX Filmworks (Note 1)	EROS (Note 1)	EROS Pro Forma GAAP and Reclassification Policy Adjustments (Note 2)	Note 5	Pro Forma EROS	Pro Forma Adjustments	Note 6	Pro Forma Combined

ASSETS
Cash and cash equivalents	$55,756	$2,563	—		2,563	$99,402	A1	$157,721
Accounts receivable, net	108,480	118,014	—		118,014	(30,000)	A2	196,494
Investments	—	3,942	—		3,942	—		3,942
Restricted deposits	—	4,850	—		4,850	—		4,850
Other current assets	16,309		—		—	—		16,309
Total current assets	180,545	129,369	—		129,369	69,402		379,316

Film and television costs, net	72,194	—	464,824	P1	464,824	(333,824)	A3	203,194
Property and equipment, net	2,973	9,234	(3,502)	P2	5,732	—		8,705
Intangible assets	—	464,824	(464,824)	P3	—	149,400	A4	149,400
Goodwill	—	—	—		—	469,481	A5	469,481
Income tax receivable	—	1,975	(1,975)	P4	—	—		—
Deferred income taxes	—	742	(742)	P5	—	—		—
Right of use assets	—	1,512	(1,512)	P6	—	—		—
Other assets	39,513	—	4,229	P7	4,229	—		43,742
Total assets	$295,225	$607,656	$(3,502)		$604,154	$354,459		$1,253,838

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Accounts payable and accrued expenses	$86,424	$90,941	$—		$90,941	$—		$177,365
Accrued participations and residuals	39,962	—	—		—	—		39,962
Deferred revenue, current	24,547	—	—		—	—		24,547
Shareholder liability	16,433	—	—		—	—		16,433
Paycheck protection program loan	2,954	—	—		—	—		2,954
Total current liabilities	170,320	90,941	—		90,941	—		261,261

Revolving credit facilities, net	213,567	—	—		—	—		213,567
Term loan due to related party	42,580	—	—		—	—		42,580
Accrued participations and residuals	64,595	—	—		—	—		64,595
Deferred revenue	15,955	—	—		—	—		15,955
Shareholder liability	39,816	—	—		—	—		39,816
Acceptances	—	1,858	—		1,858	—		1,858
Short-term borrowings	—	116,858	—		116,858	(23,677)	A6	93,181
Long-term borrowings	—	62,114	—		62,114	—		62,114
Income taxes payable	—	14,900	—		14,900	—		14,900
Deferred income taxes	—	2,688	—		2,688	38,844	A7	41,532
Lease liabilities	—	1,553	—		1,553	—		1,553
Long-term liabilities	10,648	8,258	—		8,258	—		18,906
Total liabilities	557,481	299,170	—		299,170	15,167		871,818

Commitments and contingencies

Convertible redeemable preferred stock:
Convertible preferred stock, Class A	20,666	—	—		—	(20,666)	A8	—
Convertible preferred stock, Class B	174,466	—	—		—	(174,466)	A9	—
Convertible preferred stock, Class C	224,760	—	—		—	(224,760)	A10	—
Convertible preferred stock, Class D	116,782	—	—		—	(116,782)	A11	—

Stockholders' equity (deficit):
Common Stock, Class A, 30p par value	—	—	—		—	8,052	A12	8,052
Common Stock, Class B, 30p par value	—	—	—		—	130,557	A13	130,557
Common Stock par value	116	66,727	—		66,727	(66,843)	A14	—
Additional paid-in capital	—	673,717	—		673,717	335,697	A15	1,009,414
Reserves	—	(405,665)			(405,665)	405,665	A16	—
Other components of equity	—	(85,660)	(2,776)	P8	(88,436)	88,436	A17	—
Other comprehensive loss	(401)	—	—		—	—		(401)
Accumulated deficit	(798,645)	—	—		—	(25,598)	A18	(824,243)
Non-controlling interest	—	59,367	(726)	P9	58,641	—		58,641
Total stockholders' equity (deficit)	(798,930)	308,486	(3,502)		304,984	875,966		382,020
Total liabilities and stockholders' equity (deficit)	$295,225	$607,656	$(3,502)		$604,154	$354,459		$1,253,838

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED JUNE 30, 2020

(in thousands, except share and per share data)

	STX Filmworks (Note 1)	EROS (Note 1)	Pro Forma Adjustments	Note 6	Pro Forma Combined

Revenue	$385,198	$155,452	—		$540,650

Operating expenses
Direct operating	197,146	81,725	(54,451)	A21	224,420
Impairment film cost	—	431,200	—		431,200
Distribution and marketing	151,451	—	—		151,451
General and administrative	52,692	143,425	(1,945)	A19	194,172
Restructuring expense	4,973	—	—		4,973
Depreciation and amortization	2,041	894	4,986	A20	7,921
Total operating expenses	408,303	657,244	(51,410)		1,014,137

Loss from operations	(23,105)	(501,792)	51,410		(473,487)

Other expense:
Interest expense, net of interest income	(20,737)	(8,779)	2,361	A22	(27,155)
Other gains (losses), net	(979)	(3,316)	—		(4,295)
Total other expense	(21,716)	(12,095)	2,361		(31,450)

Loss before provision for income taxes	(44,821)	(513,887)	53,771		(504,937)
Provision for income taxes	490	(22,183)	(177)	A23	(21,870)
Net loss	(45,311)	(491,704)	53,947		(483,068)
Net loss attributable to non-controlling interest	—	(72,712)	—		(72,712)
Net loss attributable to equity holders of Company	$(45,311)	$(418,992)	53,947		$(410,356)

Net loss per share attributable to equity holders of the Company:
Basic and diluted					$(1.10)

Weighted average number of shares			373,540,888	A24	373,540,888

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.	Basis of Presentation

Description of Pro Forma Financial Statements: Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the Unaudited Pro forma Condensed Combined Financial Information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The Unaudited Pro forma Condensed Combined Financial Information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination. The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The Unaudited Condensed Pro Forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the Unaudited Pro forma Condensed Combined Financial Information.

The Unaudited Pro forma Condensed Combined Financial Information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of STX and Eros.

Accounting Policies and Reclassifications: As part of preparing these Unaudited Pro forma Condensed Combined Financial Statements, the Company conducted an initial review of the accounting policies of Eros to determine if differences in accounting policies require reclassification of results of operations or reclassification of assets or liabilities to conform to STX’s accounting policies and classifications, and such reclassifications identified are reflected in the Unaudited Pro forma Condensed Combined Financial Statements. Upon completion of the merger, STX will perform a detailed review of Eros’ accounting policies. As a result of that review, STX may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial statements of the combined company.

Purchase Accounting and Preliminary Valuation: Eros and STX have concluded that the Merger represents a reverse merger (“Business Combination”) pursuant to ASC 805, Business Combinations. STX has not yet completed a final valuation analysis of the fair market value of Eros’ assets to be acquired and liabilities to be assumed. Using the total consideration for the Merger, STX has estimated the allocations to such assets and liabilities. This preliminary purchase price allocation has been used to prepare pro forma adjustments in the Unaudited Pro forma Condensed Combined balance sheet. The final purchase price allocation will be determined when STX has determined the final consideration and completed the detailed valuations and other studies and necessary calculations. The final purchase price allocation could differ materially from the preliminary purchase price allocation used to prepare the pro forma adjustments. The final purchase price allocation may include (1) changes in allocations to intangible assets, deferred taxes and goodwill based on the results of certain valuations, jurisdictional analysis and other studies that have yet to be completed, other changes to assets and liabilities and (2) changes to the ultimate purchase price consideration, including the fair value of Class A and Class B shares and debt assumed. For the purposes of the Unaudited Pro forma Condensed Combined Financial Information, the accounting policies of Eros and STX are aligned giving effect to certain pro forma adjustments, if any.

Description of Balance Sheet: The Unaudited Pro forma Condensed Combined Balance Sheet as of June 30, 2020 combines the historical balance sheet of STX and the March 31, 2020 historical balance sheet of Eros, on a pro forma basis as if the Merger and related transactions had been consummated on June 30, 2020. The Unaudited Pro forma Condensed Combined Balance Sheet as of June 30, 2020 has been prepared using, and should be read in conjunction with, the following:

•	STX’s unaudited balance sheet as of June 30, 2020 and the related notes, which is included in the unaudited interim financial statements of STX for the three months ended June 30, 2020 attached as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K, submitted to the United States Securities and Exchange Commission (the “SEC”) on December 16, 2020; and

•	Eros’ audited balance sheet as of March 31, 2020 and the related notes, which is included in Eros’ Annual Report on Form 20-F submitted to the SEC on July 30, 2020.

Description of Statement of Operations: The Unaudited Pro forma Condensed Combined Statement of Operations for the twelve-month period ended June 30, 2020, combines the historical statement of operations of STX for the twelve months ended June 30, 2020 and the historical statement of operations of Eros for the twelve-month period ended March 31, 2020 on a pro forma basis as if the Merger and related transactions had been consummated on July 1, 2019.

The Unaudited Pro forma Condensed Combined Statement of Operations for the year ended June 30, 2020 has been prepared using, and should be read in conjunction with, the following:

•	STX’s unaudited statement of operations for the three months ended June 30, 2020 and the related notes, which is included in the unaudited interim financial statements of STX for the three months ended June 30, 2020 attached as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K, submitted to the United States Securities and Exchange Commission (the “SEC”) on December 16, 2020;

•	STX’s audited consolidated statement of operations for the six months ended March 31, 2020 and the related notes, included in the Company’s Transition Report on Form 20-F, submitted to the SEC on October 30, 2020;

•	STX’s audited statement of operations for the year ended September 30, 2019 and the related notes, which is included in STX’s Transition Report on Form 20-F submitted to the SEC on October 30, 2020; and

•	Eros’ audited statement of operations for the year ended March 31, 2020 and the related notes, which is included in Eros’ Annual Report on Form 20-F submitted to the SEC on July 30, 2020.

2.	IFRS TO GAAP and Conforming Reclassification Adjustments to Unaudited Pro Forma Condensed Financial Information

IFRS TO GAAP Adjustments

The adjustments to convert Eros’ balance sheet as of March 31, 2020 and its statement of operations for the year ended March 31, 2020 from IFRS to GAAP are as follows:

•	Reclassification of Eros’ intangible assets and content library to Film and TV costs, net (see Note 5 tickmarks P1 and P3).

•	Reversal of the revaluation of property, plant and equipment. Under IFRS, property, plant and equipment may be revalued to fair value if fair value can be measured reliably. All items in the same class are revalued at the same time and the revaluations are kept up to date. Unlike IFRS Standards, the revaluation of property, plant and equipment is not permitted under US GAAP (see Note 5 tickmarks P2, P8 and P9).

Conforming Reclassification Adjustment

The adjustment to conform accounting policies of Eros’ balance sheet as of March 31, 2020 and its statement of operations for the year ended March 31, 2020 to STX are as follows:

•	Reclassification of Eros’ income tax receivable, deferred income taxes and right of use assets into other assets. (see Note 5 tickmarks P4, P5, P6 and P7).

3.	Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2020

The Unaudited Pro forma Condensed Combined Balance Sheet as of June 30, 2020 gives effect to the Business Combination as if it was completed on June 30, 2020.

The adjustments included in the Unaudited Pro forma Condensed Combined Balance Sheet as of June 30, 2020 include the following:

The reclassification between common stock and additional paid in capital due to the reverse merger, the issuance of 24,350,641 Eros A Ordinary Shares in connection with certain equity financing arrangements contemplated in the Merger Agreement and 171,912,291 Eros A Ordinary Shares underlying contingent value rights (“CVR’s) awarded to certain STX stockholders pursuant to the Merger Agreement. Shortly after filing a registration statement on Form F-3, the Company will issue a total of 171,912,291 Eros A Ordinary Shares in connection with the settlement of such CVRs. Therefore, we have included 171,912,291 Eros A Ordinary Shares as issued and outstanding (see Note 6 tickmarks, A8, A9, A10, A11, A12, A13, A14, A15, A16 and A17).

Purchase Price Allocation and Merger Adjustments

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the Unaudited Pro forma Condensed Combined Financial Information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

Purchase Price Allocation

(in thousands)

Cash and cash equivalents	$ 2,563	(x)
Accounts receivable	88,014	See tickmark A2
Investments	3,942	(x)
Restricted deposits	4,850	(x)
Film and television costs	131,000	See tickmark A3
Property and equipment	5,732	(x)
Intangible assets	149,400	See tickmark A4
Other assets	4,229	(x)
Accounts payable and accrued expenses	(90,941)	(x)
Acceptances	(1,858)	(x)
Short term borrowings	(23,677)	See tickmark A6
Income taxes payable	(14,900)	(x)
Deferred income taxes	(41,532)	See tickmark A7
Lease liabilities	(1,553)	(x)
Long-term liabilities	(8,258)	(x)
Fair value of net assets acquired	207,011
Goodwill	469,481	See tickmark A5
Total estimated purchase consideration	$ 676,492	(y)

(x) Fair value is assumed to equal Eros’ historical carrying value due to either the liquid nature or short-term duration of the asset or liability or based upon overall immateriality to the purchase price allocation.

(y) Total consideration of approximately $676.5 million represents the estimated fair value of Class A and Class B shares issued to Eros holders of approximately $521.2 million (we assumed that the fair value of Class B shares approximates the fair value of Class A shares) and assumed short term and long-term borrowings of approximately $155.3 million. The carrying amount of short-term borrowings approximate their estimated fair value due to their short-term maturity. Long-term borrowings subject to variable rate approximate their fair value.

Accounts Receivable. Accounts receivables consist primarily of receivables from theatrical exhibitors, home entertainment, television partners and international distributors. Eros trade receivables are primarily accounted for at book value which approximates fair value. The fair value of Eros’ accounts receivable was reduced from April 1, 2020 to July 30, 2020 due to more than insignificant credit deterioration (under U.S. GAAP) of Eros’ customers in the context of potential business disruptions caused by COVID-19 and its ability to collect accounts receivable balances within the initially estimated period considered for calculation of the fair values as of March 31, 2020 (see tickmark A2).

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“CECL”). The main objective of the update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by companies at each reporting date. For accounts receivable, net, STX will be required to use a new forward-looking “expected losses” model that generally will result in the recognition of allowances for losses earlier than under current accounting guidance. Eros had previously adopted the new credit loss standard. STX will adopt ASU 2016-13 on a modified retrospective basis during the first half of fiscal 2021. The implementation of CECL is not expected to have a material impact to the Company’s combined consolidated financial statements.

Film and Television Costs. Film and television costs includes film and content rights, content advances and film productions. Fair value of the film and television costs was based upon estimated future cash flows, considering assumptions related to revenue growth based on the number of customers/subscribers, number of films produced or acquired, and rates charged to customers. The earnings expected to be generated by the film and television costs were forecasted over the estimated duration of the film and television costs. The earnings were then adjusted by taxes and the required return for the use of the contributory assets and discounted to present value at a rate commensurate with the risk of the asset. The fair value of the film and television costs was also reduced from April 1, 2020 to July 30, 2020 due to the COVID - 19 pandemic. Stay-at-home orders and the closure of cinemas has resulted in delays for the release of Eros’ films and the halting of new production. Due to the COVID 19 uncertainty we have adjusted our future revenue projection and increased our discount rate to reflect the impact from the COVID-19 pandemic on the fair value of Eros’ film and television costs (see Note 6 tickmarks A3).

Identifiable intangible assets. Identifiable primarily include intangible assets include subscriber relationships and tradenames. The fair value of the identifiable intangible assets and their weighted-average useful lives are as follows (see Note 6 tickmark A4):

Subscriber Relationships. The fair value of subscriber relationships was preliminarily estimated based on the estimated future cash flows to be generated from the subscriber contracts considering assumptions related to contract renewal rates and revenue growth based on the number of subscribers and contract rates. The earnings expected to be generated by the subscriber relationships were forecasted over the estimated duration of the intangible asset. The earnings were then adjusted by taxes and the required return for the use of the contributory assets and discounted to present value at a rate commensurate with the risk of the asset.

The amortization period and related pro forma adjustment for the subscriber relationships asset is based on the expected net cash flows from the acquired Eros customers and a preliminary assumption of amortization on a straight-line basis over a 5-year period.

A 10% change in the valuation of subscriber relationships would cause a corresponding increase or decrease in the balance of goodwill of approximately $2.4 million and annual amortization expense and $0.5 million, assuming an overall weighted average useful life of 5 years.

Tradenames. Tradenames are primarily related to the Eros brand and name. The fair value of tradenames was preliminarily estimated based on the present value of the theoretical cost savings that could be realized by the owner of the tradenames because of not having to pay a stream of royalty payments to another party. These cost savings were calculated based on the hypothetical royalty payment that a licensee would be required to pay in exchange for use of the tradenames, reduced by the tax shield realized by the licensee on the royalty payments. The cost savings were discounted to present value at a rate commensurate with the risk of the asset.

Tradenames have an indefinite useful life and will not be amortized, but rather are assessed for impairment at least annually or more frequently whenever events or circumstances indicate that the rights might be impaired. Any change in the value of the tradenames is expected to be allocated to goodwill, which is another indefinite-lived asset that is also reviewed for impairment at least annually or more frequently whenever events or circumstances indicate that goodwill might be impaired.

Deferred income taxes. Deferred income taxes were adjusted to record the deferred tax impact of acquisition accounting adjustments primarily related to intangible assets. The incremental deferred tax liabilities were calculated based on the tax effect of the approximately $38.8 million step-up in book basis of the net assets of Eros, excluding the amount attributable to goodwill, using the estimated statutory tax rates (26%) (see Note 6 tickmark A7).

Goodwill. Goodwill represents the excess of the preliminary purchase price over the estimate of the fair value of the underlying tangible and intangible assets acquired and liabilities assumed. In accordance with ASC 805, goodwill will not be amortized but instead will be tested for impairment annually, or as required on a more frequent basis (see Note 6 tickmark A5).

The adjustments included in the Unaudited Pro forma Condensed Combined Balance Sheet as of June 30, 2020 include the following transaction adjustments:

•	The issuance of approximately 24.4 million Eros A Ordinary Shares on July 30, 2020 in an equity financing transaction in connection with the Merger, resulting in proceeds of approximately $75.0 million. Issuance costs were considered immaterial (see Note 6 tickmarks A1 and A15).

•	The issuance of 10.8 million Eros A Ordinary Shares in an equity facility transaction resulting in proceeds of $35.0 million. Issuance costs were considered immaterial (see Note 6 tickmarks A1 and A15).

•	The issuance of 4.2 million Eros A Ordinary Shares in a capital raise transaction resulting in proceeds of $15.0 million. Issuance costs were considered immaterial (see Note 6 tickmarks A1 and A15).

•	Transaction costs of approximately $12.8 million incurred, but not accrued as of June 30, 2020, in consummating the Business Combination. Includes legal, financial advisory and other professional fees related to the Business Combination. These costs are not included in the Unaudited Pro forma Condensed Combined Statement of Operations as they are deemed to not have a continuing impact on the results of the post-Business Combination company (see Note 6 tickmarks A1 and A18).

•	The payment of $12.8 million of STX Management bonuses that were payable on the consummation of the Merger (see Note 6 tickmarks A1 and A18).

•	The conversion of $23.7 million of short-term debt into Eros A Ordinary Shares prior to the Merger (see Note 6 tickmarks A6 and A15).

4.	Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Twelve Months Ended June 30, 2020

The Unaudited Pro forma Condensed Combined Statement of Operations for the twelve months ended June 30, 2020 has been prepared as follows:

STX

STX’s unaudited statement of operations for the three months June 30, 2020, STX’s audited statement of operations for the six months ended March 31, 2020 and the last quarter of STX’s audited statement of operations for the year ended September 30, 2019.

EROS

Eros’ audited statement of operations for the year ended March 31, 2020.

The adjustments included in the Unaudited Pro forma Condensed Combined Statement of Operations for the twelve months ended June 30, 2020 include the following:

•	The elimination of STX transaction costs that were expensed during the 12 months ended June 30, 2020 (see Note 6 tickmark A19).

•	The removal of historical amortization of intangible assets and the amortization of the new intangible assets and film and television costs related to the transaction. The estimated useful lives were determined based on a review of the time-period over which economic benefit is estimated to be generated as well as additional factors. Factors considered include contractual life, the period over which a majority of cash flow is expected to be generated and/or management’s view based on historical experience with similar assets (see Note 6 tickmarks A20 and A21).

			Amortization
			Expense
		Remaining	Twelve Months
		Useful Life	Ended
	Total	(in Years)	June 30, 2020
Film and Television Costs
Film and television costs	$70,000	7	$10,000
Intangible assets
Subscriber relationships	$26,400	5	$5,280
Trademarks / trade names	120,000	Indefinite	—
Other	3,000	5	600
	$149,400		$5,880
Grand total	$219,400		$15,880

•	The reversal of interest expense related to Eros’ New Notes that were fully converted as of July 30, 2020 in connection with the Merger (see Note 6 tickmark A22).

•	Reflects the income tax effect of the pro forma adjustments. The income tax effect was determined utilizing the blended statutory income tax rate of 26%. The final determination of deductibility will be determined once the purchase accounting is finalized (see Note 6 tickmark A23).

•	The net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since July 1, 2019. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. Also, assumes that all common stock equivalents anti-dilutive (see Note 6 tickmark A24).

The pro forma basic and diluted net loss per share for the twelve months ended June 30, 2020 is computed as follows:

Year ended
June 30, 2020
(All amounts in thousands of dollars, except per share amounts)
Basic and Diluted
Pro Forma Net Loss Per Share:
Numerator:
Net loss attributable to equity holders of the combined company	$(410,356)
Denominator:
Pro forma adjusted weighted average shares outstanding	373,540,888
Pro forma net loss per common share	$(1.10)

	Class A	Class B	Total
Eros Founder	3,946,203	19,899,085	23,845,288
Eros Public	138,459,723		138,459,723
	142,405,926	19,899,085	162,305,011
EROS equity facility	8,983,360	1,801,333	10,784,693
EROS raise	4,188,252		4,188,252
EROS total	155,577,538	21,700,418	177,277,956
STX total			196,262,932
Combined total	155,577,538	21,700,418	373,540,888

5.	Pro forma conforming IFRS to GAAP adjustments and reclassification adjustments to the Unaudited Pro Forma Condensed Combined Financial Statements, by line item:

P1	To reflect the reclassification of historical intangible assets	$464,824

P2	To reflect the reversal of the revaluation of property, plant and equipment	$(3,502)

P3	To reflect the reclassification of historical intangible assets	$(464,824)

P4	To reflect reclassification of income tax receivable to other assets	$(1,975)

P5	To reflect reclassification of deferred income taxes to other assets	$(742)

P6	To reflect reclassification of right of use assets to other assets	$(1,512)

P7	To reflect reclassification of income tax receivable to other assets	$1,975
	To reflect reclassification of deferred income taxes to other assets	742
	To reflect reclassification of right of use assets to other assets	1,512
		$4,229

P8	To reflect the accumulated deficit impact from the reversal of the revaluation of property, plant and equipment	$(2,776)

P9	To reflect the non-controlling interest impact from the reversal of the revaluation of property, plant and equipment	$(726)

6.	Pro forma adjustments to the Unaudited Pro forma Condensed Combined Financial Statements, by line item:

A1	To reflect the issuance of 24.4 million Eros A Ordinary Shares	$75,000
	To reflect the issuance of 10.8 million Eros A Ordinary Shares	35,000
	To reflect the issuance of 4.2 million Eros A Ordinary Shares	15,000
	To reflect Merger costs	(12,798)
	To reflect the payment of $12.8 million of STX management bonuses payable upon the closing of the reverse merger	(12,800)
		$99,402

A2	To reflect the fair value of accounts receivable	$(30,000)

A3	To reflect the fair value of film and television costs	$(333,824)

A4	Adjustments to intangible assets as a result of valuation
	To reflect the fair value of subscriber relationships	$26,400
	To reflect the fair value of trademarks / trade names	120,000
	To reflect the fair value of other intangibles	3,000
		$149,400

A5	To reflect the fair value of goodwill resulting from reverse merger	$469,481

A6	To reflect the conversion of short-term debt into Eros A Ordinary Shares	$23,677

A7	To reflect the deferred income tax adjustment related to intangible assets	$38,844

A8	To reflect the conversion of redeemable preferred stock, Class A	$(20,666)

A9	To reflect the conversion of redeemable preferred stock, Class B	$(174,466)

A10	To reflect the conversion of redeemable preferred stock, Class C	$(224,760)

A11	To reflect the conversion of redeemable preferred stock, Class D	$(116,782)

A12	To reflect the par value of common stock, Class A	$8,052

A13	To reflect the par value of common stock, Class B	$130,557

A14	To reflect the elimination of STX common stock account balance	$(116)
	To reflect the elimination of Eros common stock account balance	(66,727)
		$(66,843)

A15	Adjustments to additional paid in capital resulting from reverse merger
	To reflect the elimination of Eros additional paid in capital	$(673,717)
	To reflect equity consideration	521,197
	To reflect non-controlling interest	(58,641)
	To reflect the conversion of redeemable preferred stock, Class A	20,666
	To reflect the conversion of redeemable preferred stock, Class B	174,466
	To reflect the conversion of redeemable preferred stock, Class C	224,760
	To reflect the conversion of redeemable preferred stock, Class D	116,782
	To reflect the par value of common stock, Class A	(8,052)
	To reflect the par value of common stock, Class B	(130,557)
	To reflect the elimination of STX common stock account balance	116
	To reflect the issuance of 24.4 million Eros A Ordinary Shares	75,000
	To reflect the issuance of 10.8 million Eros A Ordinary Shares	35,000
	To reflect the issuance of 4.2 million Eros A Ordinary Shares	15,000
	To reflect the conversion of short-term debt into Eros A Ordinary Shares	23,677
		$335,697

A16	To reflect the elimination of Eros reserve account balance	$405,665

A17	To reflect the elimination of Eros other components of equity balance	$88,436

A18	To reflect Merger costs	$(12,798)
	To reflect the payment of $12.8 million of STX management bonuses payable upon the closing of the reverse merger	(12,800)
		$(25,598)

A19	To reflect the elimination of STX Merger costs that were expensed during
	the 12 months ended June 30, 2020	$(1,945)

A20	To reflect the removal of the historical amortization of intangible assets	$(894)
	To reflect the amortization of the new intangible assets related to the Merger	5,880
		$4,986

A21	To reflect the removal of the historical amortization of film and television costs	$(64,451)
	To reflect the amortization of film and television costs related to the Merger	10,000
		$(54,451)

A22	To reflect the reversal of interest expense related to Eros’ New Notes that
	were fully converted as of July 30, 2020 in connection with the Merger	$2,361

A23	To reflect the tax impact of the pro forma adjustments based upon a 26% effective tax rate	$(177)

A24	To reflect the historical weighted average shares outstanding and the issuance	373,540,888